Exhibit 99.1

Sapiens Announces that Preferred Physicians Medical has Selected Sapiens North American P&C Platform on the Cloud

Sapiens’ to provide system to support unique needs for medical malpractice insurance to enable PPM to meet its efficiency and growth goals

Holon, Israel– November 5, 2018 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector, announced today that Preferred Physicians Medical Risk Retention Group (PPM), an affiliate of NORCAL Mutual that is dedicated to insuring anesthesiologists, has selected the Sapiens North American P&C Platform, as its new platform for the company’s professional liability insurance.

PPM’s plan to grow the business, leverage agent distribution channels, and investigate new products, prompted the need for a modern technology platform to replace the legacy environment. The insurer specifically wanted a Cloud-based system that could support its current policy and quote issuance process, as well as the company’s unique medical malpractice claims requirements.

After evaluating available solutions, PPM selected the Sapiens’ platform due to its ability to support PPM’s policy, quote and claims needs as well as workflow, reporting, and business intelligence (BI) requirements. PPM also cited the platform’s flexibility and integrated suite of solutions as contributing factors to the decision.

Commenting on the selection of Sapiens’ P&C Platform, Deanna Olson, CFO with PPM, said, “The Sapiens solution was attractive due to its availability on the Cloud combined with its extensive functionality and flexibility to support our demanding coverage requirements. Being able to use the configuration tool to have the system conform to our processes was especially important to us.”

Wade Willard, PPM’s COO added, “We selected Sapiens because we felt the end-to-end, modern and flexible platform would be able to meet our current needs, but also support and help enable our aggressive growth initiatives.”

Anticipated benefits from the implementation of the Sapiens solution include:

●	Processing of both individual and group medical malpractice

●	Robust and flexible functionality able to support management of PPM’s complex claims process

●	Also, full support for policy, billing, workflow, reporting, document creation and customer management

…all on the Cloud.

“Medical malpractice insurance is unique when compared to many professional liability coverages, and PPM’s selection of our P&C platform will showcase the system’s flexibility and configurability to adapt to a wide range of insurance products,” said John Pettit, head of Sapiens’ North American P&C Insurance Platform business unit. “Like PPM, today’s insurers want systems like our platform that are able to adapt to their needs and processes rather than requiring the company to change to accommodate a system’s limitations.”

“The PPM decision is another P&C win for us in North America, helping us to expand our footprint in this key region and further strengthen our market position,” said Roni Al-Dor, president and CEO of Sapiens. “Being recognized as a proven solution provider to in the medical malpractice segment of the market, opens up a world of new opportunity for us.”

About Preferred Physicians Medical

Established in 1987, Preferred Physicians Medical (PPM) pioneered the concept of a specialty-specific insurance company. PPM is owned entirely by its policyholder/members. In 2017, PPM entered a new strategic partnership with NORCAL Mutual (NORCAL). NORCAL serves as PPM’s exclusive reinsurance provider. In addition, PPM’s former holding company, PPM Services, Inc., was acquired by NORCAL and through this process will provide PPM with additional administrative, management and insurance resources. PPM is national in scope, insuring anesthesia practices in over 40 states with premiums approaching $40 million. For more information: www.ppmrrg.com.

About Sapiens

Sapiens International Corporation is a leading global provider of software solutions for the insurance industry, with a 35-year track record of delivering to more than 400 organizations. The company offers software platforms, solutions and services, including a full digital suite, to satisfy the needs of property and casualty/general insurers, and life, pension and annuity providers. Sapiens also services the reinsurance, workers’ compensation, financial and compliance, and decision management markets.

The company’s portfolio includes policy administration, billing and claims, underwriting, illustration and electronic application. The digital suite features customer and agent portals, and a business intelligence platform. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com